Via Facsimile and U.S. Mail
Mail Stop 4720

August 21, 2009

Frederick H. Eppinger, Jr.,
President, Chief Executive Officer and Director
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

Re: **The Hanover Insurance Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
       Form 10-Q for the Quarterly Period Ending March 31, 2009
       Filed May 8, 2009
       Schedule 14A Filed March 27, 2009
       File No. 001-13754

Dear Mr. Eppinger:

       We have reviewed your July 10, 2009 response to our June 18, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Short-Term Compensation, page 28

1.   We note your response to Comment 1 and reissue the Comment. Please note that the disclosure of the requested information would provide necessary transparency

to the process by which the Compensation Committee determines executive compensation. Accordingly, it is information that is material to an investor's understanding. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- The pre-established individual objectives that determine, in part, each executive officer's actual award short-term incentive compensation; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

Confirm that you will discuss the achievement of the objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Form 10-K for Fiscal Year Ended April 30, 2008

Item 8. Financial Statements And Supplementary Data

Notes To Consolidated Financial Statements

Note 20. Liabilities for outstanding claims, losses, and loss adjustment expenses, page 108

2. Please reconcile the Reserve for losses and loss adjustment expense of $3,201.3 at the end of the year in the table in Note 20, and in your response to comments 4 and 5 to the balance sheet reserve of $3,243.8 at December 31, 2008.

3. Please reconcile the Liability for outstanding claims, losses and loss adjustment expenses at December 31, 2007 on the balance sheet in your 2008 10-K to the amount shown on the balance sheet in your December 31, 2007 Form 10-K filed last year. Also, please tell us why $1,417 of future policy liabilities is included in assets held for sale at December 31, 2007 based on Note 2, page 83, when the December 31, 2007 Form 10-K balance sheet only stated there were $1,164.9 million outstanding at December 31, 2007.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant